UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                                  Borden, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.625 per share

                         (Title of Class of Securities)

                                  09959 3 10 2

                                 (CUSIP Number)

Henry R. Kravis, KKR Associates, Whitehall Associates, L.P. c/o Kohlberg Kravis
                                  Roberts & Co.
             9 West 57th Street, New York, N.Y. 10019 (212) 750-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 January 1, 1995

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

Check the following box if a fee is being paid with the statement /__/ . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 09959 3 10 2                         Page   2   of    __   Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BORDEN ACQUISITION CORP.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /__/

                                                                    (b) /__/


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     (see item 3)
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                 /__/



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New Jersey
               7   SOLE VOTING POWER
 NUMBER OF
   SHARES                    0
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY
    EACH                     0
 REPORTING
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH
                             0
              10   SHARED DISPOSITIVE POWER

                             0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                           /__/


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 14  TYPE OF REPORTING PERSON*

          CO
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                  SCHEDULE 13D


CUSIP No. 09959 3 10 2                         Page   3   of    __   Pages



 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          KKR ASSOCIATES
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /__/

                                                                   (b)  /__/


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     AF, OO (see item 3)
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                 /__/



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
               7   SOLE VOTING POWER
 NUMBER OF
   SHARES               118,269,307
BENEFICIALLY    8   SHARED VOTING POWER
 OWNED BY
    EACH                     0
 REPORTING
   PERSON       9   SOLE DISPOSITIVE POWER
    WITH
                        118,269,307
              10   SHARED DISPOSITIVE POWER

                             0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          118,269,307

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                         /__/

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          69.6

 14  TYPE OF REPORTING PERSON*

          PN
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

                                  SCHEDULE 13D


CUSIP No. 09959 3 10 2                           Page   4   of   __  Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          WHITEHALL ASSOCIATES, L.P.
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /__/

                                                                    (b)  /__/


 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     OO (see item 3)
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                 /__/



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
               7   SOLE VOTING POWER
 NUMBER OF
   SHARES               115,351,958
BENEFICIALLY   8   SHARED VOTING POWER
 OWNED BY
    EACH                     0
 REPORTING
  PERSON       9   SOLE DISPOSITIVE POWER
    WITH
                        115,351,958
              10   SHARED DISPOSITIVE POWER

                             0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          115,351,958

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    /__/


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          67.9

 14  TYPE OF REPORTING PERSON*

          PN
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE  ATTESTATION

     The Statement on Schedule 13D of the persons named on the cover page hereof filed on October 3, 1994, as amended (the "Schedule"), is hereby amended and supplemented as follows (capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Schedule):

Item 2.  Identity and Background.

          The fifth paragraph of the response to Item 2 is amended in its entirety and is replaced by the following:

          Messrs. Henry R. Kravis, George R. Roberts, Robert I. MacDonnell,

Paul E. Raether, Michael W. Michelson, Saul A. Fox, James H. Greene, Jr.,

Michael T. Tokarz, Clifton S. Robbins, Scott M. Stuart, Perry Golkin and Edward

A. Gilhuly are the general partners of KKR Associates.  Messrs. Kravis,

Roberts, MacDonnell, Raether, Michelson, Fox, Greene, Tokarz, Robbins, Stuart,

Golkin and Gilhuly are each United States citizens, and the present principal occupation or employment of each is as a general partner of Kohlberg Kravis

Roberts & Co. ("KKR"), a private investment firm, the addresses of which are 9

West 57th Street, New York, New York 10019, and 2800 Sand Hill Road, Suite 200,

Menlo Park, California 94025.  The business address of Messrs. Kravis, Raether,

Tokarz, Robbins, Stuart, Golkin is 9 West 57th Street, New York,

New York 10019; the business address of Messrs. Roberts, MacDonnell, Michelson,

Gilhuly, Fox and Greene is 2800 Sand Hill Road, Suite 200, Menlo Park,

California 94025.




Item 5.  Interest in Securities of the Issuer.

          The first and second paragraphs of the response to Item 5(a) and (b)

are amended in their entirety to read as follows:

          As of January 5, 1995, under the definition of "beneficial ownership"

as set forth in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, Whitehall Associates beneficially owns 115,351,958 shares of Common

Stock, constituting approximately 67.9% of the outstanding shares of Common

Stock (based on the number of shares of Common Stock represented by the Issuer to be outstanding as of December 30, 1994) after giving effect to the consummation of the Offer and the exercise of the Option.

          KKR Partners II, L.P., which beneficially owns 2,917,349 shares of

Common Stock, constituting 1.7% of the outstanding shares of Common Stock, and

Whitehall Associates, acting through their sole general partner, KKR Associates,

have the power to vote and dispose of the Shares owned by them.  As a result,

KKR Associates may be deemed to beneficially own any Shares

beneficially owned by Whitehall Associates and KKR Partners II, L.P.  Each of

Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Fox, Greene, Tokarz,

Robbins, Stuart, Golkin and Gilhuly, the general partners of KKR Associates,

has shared power to vote or direct the vote, and to dispose of or direct the disposition of, any Shares deemed to be beneficially owned by KKR Associates.

As a result, each of the general partners of KKR Associates may be deemed to beneficially own any Shares that KKR Associates may be deemed to beneficially own.  Sub did not acquire any shares of Common Stock pursuant to the Offer,

the Option or otherwise.
                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this Statement is true, complete and correct.


KKR ASSOCIATES



By:/s/ Henry R. Kravis
   Name:  Henry R. Kravis
   Title:  General Partner


WHITEHALL ASSOCIATES, L.P.
By KKR Associates
General Partner


By:/s/ Henry R. Kravis

   Name:  Henry R. Kravis
   Title:  General Partner


BORDEN ACQUISITION CORP.


By:/s/ Scott M. Stuart
   Name:  Scott M. Stuart
   Title:  Vice President









DATED:  January 5, 1995